[Education Management Corporation Letterhead]
August 6, 2008
Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	Education Management Corporation Form S-1 Filed December 21, 2007 File No. 333-148259
Dear Mr. Spirgel:
     We are providing this letter in response to the comments of the Staff contained in your letter dated January 17, 2008 regarding the Form S-1 filed by Education Management Corporation on December 21, 2007 (File No. 333-148259) (the “Form S-1”). Set forth below are the Staff’s comments and our responses.
     Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that, upon completion of this review, the Staff return to us all supplemental materials provided in connection with this review.
General
COMMENT NO. 1:
     Please be advised that you should include the price range and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectus. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.
RESPONSE:
     At this time, the price range and certain other information required to be included in the Form S-1 has not been determined. We will include the price range and all other required information in an amendment to the Form S-1 in sufficient time to allow the Staff to review our complete disclosure prior to distribution of any preliminary prospectus.

COMMENT NO. 2:
     Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.
RESPONSE:
     In response to the Staff’s comment, we note that we have made the required filing with the Financial Industry Regulatory Authority for approval of the amount of compensation to be allowed or paid to the underwriters in the proposed public offering described in the Form S-1 (the “Offering”). We are conducting our due diligence and will secure the appropriate approval and provide a copy of the approval letter to the Staff prior to effectiveness of the Form S-1.
COMMENT NO. 3:
     We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.
RESPONSE:
     We acknowledge that the Staff will require sufficient time to review all exhibits and will file all exhibits in an amendment to the Form S-1.
Prospectus Summary, page 1
Our Business, page 1
COMMENT NO. 4:
     We note various statements throughout your registration statement relating to what management views as the strong financial performance experienced by the company since it was taken private in June 2006 (the “Transaction”) by a consortium of private equity funds (the “Sponsors”) (e.g., see pages 1, 5, 40, 61, 65 and 92). So that investors may understand the basis of management’s view of developments since the Transaction, please clarify the basis for this description of financial performance throughout your registration statement and balance your assessment of your financial performance with a discussion of those factors negatively affecting your profitability.
     For example, while investors may note your disclosure on pages 10 and 53 relating to EBITDA and Adjusted EBITDA (as measured by management), EBITDA is a non-GAAP measurement and it does not consider interest payments or debt service requirements (as you disclose on page 11). However, your debt level was $1.94 Billion as of September 30, 2007, and interest payments and debt service requirements are substantial, as you disclose on pages 45 and

49. Additionally, investors could note your disclosure on pages 37, 42 and F-15 that net income and earnings per share have both fallen post-Transaction.
RESPONSE:
     We have deleted the references to the “strong financial performance” experienced by Education Management Corporation (“EDMC”) since the Transaction throughout the Form S-1 in an effort to ensure that discussions of financial performance are presented in a more balanced context, such as our reconciliation of EBITDA and Adjusted EBITDA and net income (loss).
COMMENT NO. 5:
     We note your discussion of the opportunity for profit margin expansion on page 2-3. Please clarify such disclosure with the company’s actual results to date. It appears that net income and earnings per share have both fallen post-Transaction (e.g., see pages 37, 42 and F-15).
RESPONSE:
     We believe that future profit margin expansion opportunities are driven by investments we have made and action we have taken since the Transaction and have added this clarification on pages 2-3 and 69 of Amendment No. 1 to the Form S-1.
Summary of Consolidated Financial and Other Date, page 9
COMMENT NO. 6:
     Expand the footnote disclosure accompanying your non-GAAP results to indicate that management also uses EBITDA for executive compensation determinations.
RESPONSE:
     We have revised the disclosure on pages 11-12 and 42 of Amendment No. 1 to the Form S-1 to indicate that management also uses EBITDA for certain executive compensation determinations.
Risk Factors, page 12
COMMENT NO. 7:
     Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. We note that several are simply statements about the company or possibility of future events (e.g., “Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students” and “Our success depends upon our ability to recruit and retain key personnel”), while others simply provide a generic conclusion that the risk discussed would have an adverse impact on your business. Please revise your subheadings and discussions so that they adequately describe the specific risk resulting from the stated fact.
RESPONSE:
     We have revised our risk factor subheadings and discussions to state the specific material risk that each risk factor presents and the consequences of that risk.
COMMENT NO. 8:
     Please add a risk factor addressing the risk that your income may not rise sufficiently to cover your debt service in the coming years. See comment 15, below.
RESPONSE:
     We have added a risk factor on pages 23-24 of Amendment No. 1 to the Form S-1 to address the risk that we may not be able to generate sufficient cash to service our debt and may be forced to take other actions to satisfy our debt obligations.
If your students were unable to obtain alternative loans from third party lenders..., page 17
COMMENT NO. 9:
     Identify the lender that offered approximately 95% of your private student loans in 2007.
RESPONSE:
     We have revised the disclosure on pages 7, 19 and 89 of Amendment No. 1 to the Form S-1 to disclose that SLM Corporation, or Sallie Mae, is the lender that offered approximately 95% of our private student loans in fiscal 2007.
Use of Proceeds, page 31
COMMENT NO. 10:
     Please file a copy of the Sponsor Management Agreement as an exhibit to your registration statement.

RESPONSE:
     We respectfully advise the Staff that upon consummation of the Offering all of the provisions of the Sponsor Management Agreement will terminate, other than the provisions relating to indemnification. Accordingly, the Sponsor Management Agreement will not be a material contract of EDMC after such time, and we do not believe that it would be appropriate to file the Sponsor Management Agreement as an exhibit to the Form S-1. For the Staff’s information, we have supplementally provided a copy of the Sponsor Management Agreement with this letter.
COMMENT NO. 11:
     We note your disclosure on page 120 that affiliates of the Sponsors are entitled to receive fees in connection with certain financing, acquisition, disposition and change of control transactions based on a percentage of the gross transaction value of any such transaction. Please advise whether such fees will be applicable to the IPO represented by this prospectus. If so, please detail in this section.
RESPONSE:
     We have revised the disclosure on pages 133-134 of Amendment No. 1 to the Form S-1 to clarify the fees to which the Sponsors are entitled under the Sponsor Management Agreement and the fee which will be paid to an affiliate of one of the Sponsors in connection with the Offering. Except for the termination fee under the Sponsor Management Agreement, the Sponsors will not receive fees pursuant to the Sponsor Management Agreement with respect to the Offering.
COMMENT NO. 12:
     Set forth the interest rate and maturity of the indebtedness that will be repaid from the proceeds of the offering.
RESPONSE:
     Although we have not yet determined the amount of indebtedness that will be repaid from the proceeds of the Offering, we will include this information in an amendment to the Form S-1 promptly after making such determination.
Corporate Structure, page 33
COMMENT NO. 13:
     Please supplement the corporate structure diagram with a table that lists the percentage ownership of each subsidiary or parenthetically provide this information in the related disclosure.

RESPONSE:
     We have supplemented the disclosure immediately preceding the corporate structure diagram on page 37 of Amendment No. 1 to the Form S-1 to clarify that each subsidiary is wholly owned, directly or indirectly, by EDMC.
Selected Financial Data, page 36
COMMENT NO. 14:
     Please delete the combined statement of operations data for the 12 months ended June 30, 2006 from the table of selected financial data since this information does not comply with GAAP or the guidance for the presentation of pro forma information. Also make similar revisions to the summary financial data at page 11.
RESPONSE:
     We have deleted the combined statement of operations data for the twelve months ended June 30, 2006 from the summary financial data and selected financial data.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40
COMMENT NO. 15:
     We note your disclosure that the company’s outstanding debt obligation totaled $1.94 billion as of September 30, 2007 and both interest and debt service levels have risen in relative and absolute terms at a much faster rate than the company’s income before interest and taxes. We also note your disclosure on page 49 that interest payments will rise even faster still beginning at the end of June 2008.
     Please include a separate section in MD&A discussing management’s views of the events, trends, risks and uncertainties that such level of debt and debt service present on both a historical and going forward basis. Please include discussion relating to revenues, financial position, liquidity, plan of operations, results of operations and any other material commitments for capital expenditures. We also note your statement in your business section that a favorable characteristic of your business model is strong operating cash flow generation. Balance this discussion throughout against the company’s significant debt servicing obligations.
RESPONSE:
     We have revised our contractual commitments table on page 56 of Amendment No. 1 to the Form S-1 to clarify that we expect annual interest payments to decrease annually during the years presented. We also have included additional disclosure on page 56 of Amendment No. 1 to the Form S-1 to refer to the debt reduction expected to occur upon application of the net proceeds from the Offering. In addition, we have balanced the discussion of our strong operating cash flow generation with a discussion of our debt servicing obligations on pages 11, 42, 54, 60 and 145 of Amendment No. 1 to the Form S-1.
COMMENT NO. 16:
     We note your statement of belief on page 41 that the size of your student population is influenced by the number of graduating high school students. Please provide detail relating to any demographic trends known to the company.
RESPONSE:
     We have revised the disclosure on page 45 of Amendment No. 1 to the Form S-1 to discuss known demographic trends reported by the DOE relating to persons seeking post-secondary education, which we believe is more relevant to our student population than trends relating to high school graduates.
COMMENT NO. 17:
     Please detail the out-of-pocket expenses incurred by your Sponsors in connection with the provision of their management services you note on page 41.
RESPONSE:
     We have revised the disclosure on pages 46 and 135 of Amendment No. 1 to the Form S-1 to detail the out-of-pocket expenses of $0.3 million incurred by the Sponsors in connection with the provision of their management services.
COMMENT NO. 18:
     Please detail the accrued interest and penalties you note on page 42.
RESPONSE:
     We have revised the disclosure on page 47 of Amendment No. 1 to the Form S-1 to clarify that a portion of the proceeds of the Offering will be used to repay accrued interest and prepayment premiums, rather than prepayment penalties.

COMMENT NO. 19:
     Identify the “attractive target markets” that the company plans to open new schools in for fiscal 2008.
RESPONSE:
     Given that we have 88 schools in 28 states and in Canada, we believe that providing the identity of a particular target market in which we plan to open a new school would not give investors material or meaningful information. Additionally, the opening of any new school requires us, among other things, to obtain various regulatory and accrediting agency approvals and to secure appropriate facilities on acceptable terms, whether by lease or otherwise. We have only limited control over these and other matters required to occur before we can open a new school. As a result, we ultimately may not be able to open a new school in any given target market that we evaluate even if we desire to enter that market. Accordingly, even though we have identified the target markets in which we plan to open new schools in fiscal 2009 we cannot be certain that we will obtain the necessary approvals or secure appropriate facilities in order to open schools in those locations.
     We also note that prematurely disclosing such information would be a competitive disadvantage as it would aid our competitors in entering markets we have identified before we have an opportunity to establish our schools.
COMMENT NO. 20:
     We note your statement that most of your educational services expense is fixed in nature and not subject to volatile input pricing. Clarify whether this applies to faculty compensation and other salaries and, if not, how much of your educational services expense is comprised of these expenses.
RESPONSE:
     We have removed the entire sentence that appeared on page 41 of the Form S-1 relating to volatile input pricing. We believe that our discussion in the results of operations commentary, which separately discusses all educational services expenses in terms of percentages of net revenues, addresses the nature of these costs.
COMMENT NO. 21:
     We note that your management fees will be replaced by your executive compensation expense. Discuss the relative effect of your operations and financial condition due to this transition. For example, clarify whether you expect general and administrative expenses to increase significantly as compared to your past management expenses.

RESPONSE:
     The management fee under the Sponsor Management Agreement represents negotiated fees for financial and strategic advisory services provided by affiliates of the Sponsors since the Transaction, and the automatic termination of the Sponsor Management Agreement upon a public offering was provided for in the original agreement. We believe that it will be unnecessary to procure such services upon the completion of the Offering, as a result of, among other things, the substantial strategic and other activities and enhancement of the Company’s senior management team since the Transaction and leading to this Offering. Accordingly, there will not be a transition of such services from the affiliates of the Sponsors to our senior management team upon completion of the Offering. Similarly, we do not anticipate a significant increase, if any, in our general or administrative expenses resulting from the termination of the Sponsor Management Agreement. Therefore, we have not included a discussion of any effect of the termination of the Sponsor Management Agreement on our operations and financial condition in the Form S-1.
Results of Operations, page 43
COMMENT NO. 22:
     Please delete the discussion of the combined results of operations for the 12 months ended June 30, 2006 from MD&A. You may present pro forma information for fiscal year 2006 that is prepared in accordance with Article 11 of Regulation S-X, if you believe a comparison of financial results of operations, other than those in the historical financial statements included in the filing, is meaningful. You will need to include a complete set of pro forma financial statements that reflects the adjustments to the historical information to explain the basis of the information discussed. You should also explain why management believes a pro forma presentation is meaningful and discuss any potential risks associated with using this presentation.
RESPONSE:
     We have revised the relevant sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1 to the Form S-1 to delete the discussion of the combined results of operations for the twelve months ended June 30, 2006. In addition, Amendment No. 1 to the Form S-1 discusses the results of the eleven-month Predecessor period ended May 31, 2006 and compares this period to the twelve-month Successor period ended June 30, 2007. The period from June 1, 2006 through June 30, 2006 is discussed in a separate paragraph with no comparison to other periods, as we have never separately reported this time period in other years.
COMMENT NO. 23:
     When discussing your growth in enrollments for the fiscal periods presented, please clarify how much of the growth was due to increases in enrollment at your schools existing at the beginning of the period as opposed to increases due to the acquisitions of new schools during the period.
RESPONSE:
     We have revised the disclosure on pages 47 and 49 of Amendment No. 1 to the Form S-1 to state that growth in the number of students due to acquisitions accounted for less than 1% of the increases in each of the fiscal periods presented. In addition, we note to the Staff that we did not complete any acquisitions from July 1, 2004 through May 31, 2006.

Indebtedness, page 50
COMMENT NO. 24:
     Highlight the principal uses of the company’s outstanding indebtedness.
RESPONSE:
     We have revised the disclosure on page 57 of Amendment No. 1 to the Form S-1 to highlight that the principal use of our outstanding indebtedness was to finance the Transaction and related expenses.
Payments, page 51
COMMENT NO. 25:
     Please quantify both the 0.25% quarterly payments and remaining amount payable noted in this section.
RESPONSE:
     We have revised the disclosure on pages 58 and 141 of Amendment No. 1 to the Form S-1 to quantify that the 0.25% quarterly payment equals $3.0 million and that the remaining amount payable is $1,141.6 million as of March 31, 2008.
Use of Estimates and Critical Accounting Policies, pages 56-60
COMMENT NO. 26:
     Where applicable, analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in Release No. FR-72 for further guidance.
RESPONSE:
     We have revised the disclosure on pages 63-67 of Amendment No. 1 to the Form S-1 to the extent appropriate to reflect the results of our analysis of the potential sensitivity of our estimates to change and to quantify the effects where practicable and material, among other things.
     In addition, we note that in applying Release No. FR-72, we concluded that the following critical accounting policies included in the Form S-1 are either redundant to our policies as described in our footnotes and/or do not require significant judgment or estimates: Business Combinations, Leases, Self-insured Medical Liabilities and Derivative Instruments and Hedging.

As a result, we have concluded that these policies are not critical, as defined in Release No. FR-72, and descriptions of these policies have been removed from Amendment No. 1 to the Form S-1.
COMMENT NO. 27:
     Expand your discussion of the use of estimates and critical accounting policies relating to business combinations to explain why this is considered important for your business. For example, if true, clarify that the company has grown significantly over the years through business combinations as opposed to internal growth.
RESPONSE:
     We refer the Staff to our response to Comment No. 26. We have removed Business Combinations from the critical accounting policies and estimates described in Amendment No. 1 to the Form S-1, as our historical growth has been primarily the result of internal growth. We have also removed the prior discussion of the use of estimates and critical accounting policies relating to business combinations.
Compensation, Discussion & Analysis, page 90
Base Salary, page 91
COMMENT NO. 28:
     We note your disclosure on page 91 that you designed your base salary compensation to be competitive with the external markets. Please explain how you determined that base salaries were competitive with the external market. Clarify what elements of the company’s and the individual’s performance you consider. Please identify the specific elements benchmarked, including, whether you benchmarked total compensation. So that investors may understand the kind of benchmarking information you used in determining annual executive compensation, identify those which were considered by the representatives of the private equity funds that are your principal shareholders.
RESPONSE:
     We have revised the disclosure on pages 101-102 of Amendment No. 1 to the Form S-1 to explain how we determined base salaries to be competitive with the external market, that company performance is not used in setting base salaries, and which elements of an individual’s performance we consider when setting base salary. In addition, we have clarified that we do not engage in benchmarking in determining any element of executive compensation.

Cash Bonuses, page 91
COMMENT NO. 29:
     Please revise your disclosure to specifically discuss the compensation awarded to, earned by, or paid to your named executive officers. Address how the results for each incentive cash compensation element support the compensation awarded to each executive officer.
RESPONSE:
     We have revised the disclosure on pages 102-103 of Amendment No. 1 to the Form S-1 to discuss the compensation awarded to our named executive officers under our Management Incentive Compensation Plan for fiscal 2007, including an explanation of how actual results supported the compensation awarded.
COMMENT NO. 30:
     When discussing each element of your named executives’ compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2007 See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2007, including how the board reached agreement on the target bonus percentages to be included in each executive officer’s employment agreement. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.
RESPONSE:
     We have revised the disclosure on pages 100-103 of Amendment No. 1 to the Form S-1 to disclose how we determined and calculated the amount of each element of compensation paid to each of our named executive officers in 2007 and how they fit into our overall compensation objectives. In addition, with respect to our performance-based compensation, we have disclosed which targets were exceeded, achieved or underachieved and how actual results support the compensation amounts paid.
Long-Term Incentive Plans, page 92
COMMENT NO. 31:
     With respect to both the 2006 Stock Option Plan and the LTIC Plan, disclose how the combination of time-based and performance-based options was determined for each of your NEOs.

RESPONSE:
     We have revised the disclosure on page 104 of Amendment No. 1 to the Form S-1 to disclose how we determined the allocation of time-based and performance-based options for our NEOs.
COMMENT NO. 32:
     We note your disclosure on page 92 that the award of options aligns the interest of individuals with the interests of your shareholders and the growth in real value over the long-term. Since there has been no public market in the company’s shares since the Transaction, please explain how the performance-based option vesting upon the attainment of specified returns for the private equity funds operates. Additionally, please detail how such a measure aligns the interests of your NEOs with that of shareholders other than the private equity funds.
RESPONSE:
     We have revised the disclosure on page 104 of Amendment No. 1 to the Form S-1 to clarify the operation of our performance-based option vesting and to describe how the vesting requirements align the interests of our NEOs with that of shareholders other than the private equity funds.
Omnibus Long-Term Incentive Plan, page 112
COMMENT NO. 33:
     Please detail the omnibus incentive plan that will be approved prior to your initial public offering. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives. Specifically, address the reasons for the new forms of awards under the plan that were not part of your previous stock incentive plan.
RESPONSE:
     We have set forth the details of the material terms of the omnibus incentive plan on pages 105-106 of Amendment No. 1 to the Form S-1. In addition, we have added disclosure to explain the purpose of the omnibus incentive plan and how it fits into our overall compensation philosophies and objectives. We have specifically addressed the reasons for the new forms of awards under the omnibus incentive plan that were not part of our previous stock incentive plan.

Certain Relationships and Related Transactions, page 120
Sponsor Management Agreement, page 120
COMMENT NO. 34:
     Please detail the management services provided pursuant to the Sponsor Management Agreement.
RESPONSE:
     We have revised the disclosure on pages 133-134 of Amendment No. 1 to the Form S-1 to detail the management services provided pursuant to the Sponsor Management Agreement.
COMMENT 35:
     In light of the apparent impending termination of the Sponsor Management Agreement, please detail in your business section how such termination will impact the management of the company.
RESPONSE:
     As described in our response to Comment No. 21, the management fee under the Sponsor Management Agreement represents negotiated fees for financial and strategic advisory services provided by affiliates of the Sponsors since the Transaction, and the automatic termination of the Sponsor Management Agreement upon a public offering was provided for in the original agreement. We believe that it will be unnecessary to procure such services upon the completion of the Offering, as a result of, among other things, the substantial strategic and other activities and enhancement of the Company’s senior management team since the Transaction and leading to this Offering. Accordingly, we do not anticipate a significant effect, if any, on our future operations or financial condition resulting from the termination of the Sponsor Management Agreement. Therefore, we have not included a description of the impact of the termination in Amendment No. 1 to the Form S-1.
COMMENT NO. 36:
     Please detail the additional fees noted on page 120 to be paid pursuant to the Sponsor Management Agreement in connection with certain subsequent financing, acquisition, disposition and change of control transactions.
RESPONSE:
     We have revised the disclosure on pages 133-134 of Amendment No. 1 to the Form S-1 to clarify the fees to which the Sponsors are entitled pursuant to the Sponsor Management Agreement.
COMMENT NO. 37:
     Please disclose the procedural and substantive details of your Sponsors electing the lump-sum payment, including, but not limited to, whether some (but not all) may elect that option,

while others elect to continue annual payments for services. If so, what services would such annual recipients perform? At what price?
RESPONSE:
     We have revised the disclosure on pages 133-134 of Amendment No. 1 to the Form S-1 to include the procedural and substantive details of lump-sum payment election. The Sponsors do not have the option to continue to receive annual payments for services under the Sponsor Management Agreement following completion of an event which otherwise triggers entitlement to the lump-sum payment.
COMMENT NO. 38:
     Please disclose the extent to which the lump sum payment is permitted under the indentures and other agreements governing your indebtedness.
RESPONSE:
     We have revised the disclosure on page 133 of Amendment No. 1 to the Form S-1 to disclose that the lump-sum payment pursuant to the Sponsor Management Agreement is specifically permitted under the indentures and credit agreement governing our indebtedness.
Description of Capital Stock, page 123
General Matters, page 123
COMMENT NO. 39:
     Please disclose the number of common and preferred shares authorized pursuant to your articles of incorporation.
RESPONSE:
     At this time, the number of common and preferred shares to be authorized for issuance under our Amended and Restated Articles of Incorporation, as they will be amended in connection with the Offering, has not been determined. We will include the number of common and preferred shares to be authorized for issuance in an amendment to the Form S-1 promptly after making such determination.
Preferred Stock, page 123
COMMENT NO. 40:
     Please disclose whether any shares of Preferred Stock are currently outstanding.

RESPONSE:
     We have revised the disclosure on page 136 of Amendment No. 1 to the Form S-1 to state that no shares of preferred stock are currently outstanding.
Where you can find more information., page 142
COMMENT NO. 41:
     Please advise why the company filed a Form 8-K on August 22, 2007 prior to filing this registration statement and after terminating its reporting obligation under Section 12(b) of the Securities Exchange Act of 1934.
RESPONSE:
     On August 23, 2007, Education Management LLC, a wholly-owned subsidiary of EDMC and a voluntary reporting company, attempted to file a Current Report on Form 8-K to announce its financial results for its quarter and fiscal year ended June 30, 2007. Due to an error made by the third-party service handling the filing on our behalf, the Form 8-K was filed using EDMC’s EDGAR filing codes. After the mistake was discovered, an identical filing was made under Education Management LLC’s EDGAR filing codes on August 28, 2007. The filing made on August 23, 2007 reflects Education Management LLC as the registrant on the cover page, in the text of Item 2.02 and on the signature page. In addition, Exhibit 99.1 to the Form 8-K filed on August 23, 2007 is a press release issued by Education Management LLC.
Note 2 — Summary of Significant Accounting Policies
Goodwill and Other Identifiable Intangible Assets, page F-11
COMMENT NO. 42:
     Please tell us whether you separately value your licensing, accreditation and Title IV program participation assets. If you do, tell us how you account for and value your Title IV program participation assets.
RESPONSE:
     We separately value our licensing, accreditation and Title IV program participation assets.
     Our Title IV program participation asset is accounted for as an indefinite-lived intangible asset and was valued using a combination of the Income and Cost approaches, two of the three allowable methods under paragraph 18 of SFAS No. 157, “Fair Value Measurements”. SFAS

No. 157, among other things, clarified already existing valuation guidance in SFAS 142, “Goodwill and Other Intangible Assets”.
     We do not amortize our Title IV program participation asset as this asset is fundamental to our business and renewals of our Title IV program participation agreements have historically occurred routinely and at a nominal cost to us. Additionally, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of this asset, and there is no foreseeable limit to the future periods of cash flows related to this asset. As a result, this asset is estimated to have a useful life similar to that of the overall business, which is currently viewed as being indefinite.
Revenue Recognition, page F-13
COMMENT NO. 43:
     Please describe for us the nature of the “fees” you describe in conjunction with tuition and how you account for these.
RESPONSE:
     The “fees” we describe in the first sentence of the disclosure under Revenue Recognition on page F-12 accounted for 2.5% of our net revenues during the fiscal year ended June 30, 2007. The largest of these fees are lab fees, which are charged to our students at all our education systems for courses requiring a different classroom setting than a traditional classroom would allow, such as our culinary program. If a student withdraws from classes, these fees are eligible for refund in accordance with our tuition refund policy. We recognize revenue on these fees when earned, which is on a pro-rata basis over the academic terms to which they relate. The remaining fees are less than 1.0% of net revenues in the aggregate and are recognized in revenue when earned.
COMMENT NO. 44:
     Please tell us how you apply the guidance in SAB Topic 13 in accounting for tuition refunds. Also, though it appears from your disclosure that you have no one refund policy nor one applicable federal, state or accrediting agency standard with regards to refunds, describe for us some of the more common policies and standards.
RESPONSE:
     As we describe in our disclosure on page 63 of Amendment No. 1 to the Form S-1, refund policies vary by institution and state. A common theme among all states and schools is that refunds are granted to students using a “tier-approach” based on the percentage of the completed academic term at the time of withdrawal; however, at some point during an academic term, the student is no longer entitled to any refund upon withdrawal.

     SAB Topic 13A.4.a. discusses how to account for refundable fees for services. In accordance with this standard, “a company’s contracts may include customer cancellation or termination clauses. Cancellation or termination provisions may be indicative of a demonstration period or an otherwise incomplete transaction. If the cancellation provisions expire ratably over a stated contractual term, the sales price is considered to become determinable ratably over the stated term.” In applying this guidance to our revenue process, the cancellation or termination provisions of our contracts with students are integrally related to our students’ ability to withdraw from classes and receive a refund. Because we recognize revenue ratably over an academic term, and a student’s eligibility to receive a refund expires more quickly than we recognize revenue, at no point will we recognize revenue that could potentially be refunded in the future.
     In addition, we have revised our disclosure on page 61 of Amendment No. 1 to the Form S-1 to address student refunds in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Note 6 Long-Lived Assets, page F-43
COMMENT NO. 45:
     We note your reference to the use of an independent third party to determine the fair value of assets in connection with the Transaction. You also refer to valuations provided by qualified third parties to determine the fair value of debt in Note 8 at page F-46. Since these disclosures are included in a registration statement, please identify the firms and include their consents in your next amendment. Alternatively, you may remove the references to the use of experts and disclose the methodologies and significant assumptions management used to determine the fair value.
RESPONSE:
     We have removed the references to the use of an independent third party appraiser in determining the purchase price allocation of tangible and intangible assets and added disclosure on pages F-43-F-45 of Amendment No. 1 to the Form S-1 regarding the methodologies and significant assumptions that management used to determine the fair value.
Note 13- Share Based Payment
Successor: 2006 Stock Option Plan, page F-27
COMMENT NO. 46:
     Tell us how you considered the guidance in paragraph A240f of SFAS 123R in evaluating whether to provide separate disclosures for “time-based options” and “performance-

based options”. Also disclose the fair value of options granted during each period presented and options outstanding at the end of the latest fiscal year.
RESPONSE:
     We have considered the Staff’s comment and agree that separate disclosure of the requirements under paragraphs A240a-e of SFAS No. 123R for our time-based and our performance-based options is appropriate, as the characteristics of each type of award are meaningful for the financial statement reader to more fully understand our use of share-based compensation. As a result, we have revised our disclosure on pages F-42-F-43 of Amendment No. 1 to the Form S-1.
COMMENT NO. 47:
     Expand the disclosure of share-based compensation in the critical accounting policies section at page 59 to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your common stock during fiscal year 2007 and the subsequent interim period in fiscal 2008. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price.
     Describe the conditions attached to each type of options and the impact on the estimated fair value and the recognition of compensation expense.
     Disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:
•	For each grant date, the number of options or shares granted, the exercise price, the fair market value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;
•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
•	If the valuation specialist was a related party, a statement indicating that fact.
     Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.
RESPONSE:
     We have expanded our disclosures regarding share-based compensation in critical accounting policies on pages 65-66 of Amendment No. 1 to the

Form S-1. The conditions on option grants and their impact on the recognition of compensation expense are described in response to Comment No. 49.
     Information related to equity instruments granted through March 31, 2008 is set forth on page 46 of Amendment No. 1 to the Form S-1. Supplementally, we advise the Staff that the Company worked with a nationally recognized, independent valuation specialist to establish valuations for option grants.
COMMENT NO. 48:
     Tell us how you determined the fair value of your common stock at each of the stock option grant dates in fiscal 2007 and for any options granted in fiscal 2008 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:
•	the grant date

•	the grantee,

•	vesting terms,

•	exercise price,

•	estimated fair value of the option and the underlying common stock,

•	the total amount of compensation cost, and

•	the amount recognized as expense.
     We may have additional comments when you disclose the anticipated offering price.
RESPONSE:
     Option grants during fiscal 2007 and in fiscal 2008 through the date of this letter were as follows:

			Estimated fair		Total compensation
Grants Made —	No. of options		value per share at	Estimated fair	cost (gross of
Time Based	granted (000s)	Exercise price	grant date	value of option	forfeitures)
August 2006	239	$50	$50	$26.03	$6.2 million
December 2006	310	$50	$50	$27.08	$8.4 million
March 2007	314	$55	$55	$29.87	$9.4 million
June 2007	47	$60	$60	$42.26	$2.0 million
August 2007	10	$75	$75	$36.89	$0.4 million
May 2008	28	$96	$96	(1)	(1)
July 2008	14	$96	$96	(1)	(1)

			Estimated fair		Total compensation
Grants Made —	No. of options		value per share at	Estimated fair	cost (gross of
Performance Based	granted (000s)	Exercise price	grant date	value of option	forfeitures)
August 2006	239	$50	$50	$9.43	$2.3 million
December 2006	310	$50	$50	$9.74	$3.0 million
March 2007	289	$55	$55	$10.49	$3.0 million
June 2007	47	$60	$60	$16.60	$0.8 million
August 2007	10	$75	$75	$12.46	$0.1 million
May 2008	28	$96	$96	(1)	(1)
July 2008	14	$96	$96	(1)	(1)
_______________
(1)  Option valuation calculations required under SFAS No. 123R have not been finalized.
     Supplementally, we advise the Staff that we have disclosed the vesting terms of all option grants presented above on pages 109 and F-29 of Amendment No. 1 to the Form S-1. Additionally, we have not recognized any compensation expense through the date of the filing of Amendment No. 1 to the Form S-1 for any of the options presented above.

     We advise the Staff that the fair value of our common stock on each grant date for SFAS No. 123R purposes was determined based on a contemporaneous private transaction in our stock or valuation by an independent nationally recognized valuation firm. An independent valuation of our common stock as of the beginning or ending of the fiscal quarter in which options were granted, depending on the proximity of the grant date to the beginning or end of the quarter, was used to value options that did not have a contemporaneous private transaction to establish a common stock valuation. Management performed a detailed review of each quarterly analysis prepared by the valuation firm and, at the completion of this review, accepted the assumptions, significant factors and conclusions that were reached in estimating the quarterly stock price. We did not separately estimate the values of common stock during periods between our quarter-end dates, as we note that pursuant to Paragraph 88 of the AICPA’s practice aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), “for purposes of this Practice Aid, contemporaneous does not signify as of grant date but rather signifies at or around the grant date, appropriately adjusted.” We believe that the difference in the results of any interim-quarter calculation and the previous quarter-end results would not be significant; and therefore, the time period elapsed between each valuation date and grant date satisfies the criteria set forth in the Practice Aid, as we experienced no significant milestones or events between each valuation date and grant date.
     Summary of valuation approach and overall considerations
     Variations of both the market and income approaches were used in the analyses for all quarterly valuations. The valuations used (i) a discounted cash flow (“DCF”) analysis; (ii) the Guideline Public Company method; and (iii) the Guideline Transactions method. The resultant valuations of the business enterprise (our company value, or “BEV”), derived under each approach, were weighted to arrive at an overall company BEV. Our outstanding debt levels at each valuation date were then subtracted from the concluded BEV to arrive at a value conclusion for the common stock.
     We considered the following factors affecting market value in our valuations:
•	The nature, history and growth opportunities of our business;

•	The outlook for the general economy and for our industry;

•	The book value of the securities and our financial condition;

•	The historical trend of earnings and the future earnings and dividend-paying potential;

•	Market valuations of our publicly traded competitors, with particular attention given to the ratio of price to sales, equity and earnings;

•	The risk involved in the investment, as related to earnings stability, capital structure, competition and market potential; and

•	Recent private transactions involving our common stock, if any.
     Income approach (DCF)
     Based on recent performance and expectations, we have consistently grown revenue and EBITDA. The risks considered in the valuation include our significant leverage, amount of regulation and our ability to attract and retain key personnel.
     The following summarizes the major information we reviewed and analyzed when preparing our DCF calculations, and which also was considered under the Guideline Public Company and Guideline Transaction Methods, each discussed below:
•	Our audited financial statements for the fiscal years ended June 30, 2002 through June 30, 2007;

•	Our unaudited income statements for the interim periods ended December 31, 2006, March 31, 2007, September 30, 2007, December 31, 2007 and March 31, 2008;

•	Projected financial statements for the fiscal years ending June 30, 2008 through 2011;

•	Assumptions were verified using Ibbotson’s Cost of Capital Quarterly 8221 and Value Line for each comparable company and the Educational Services Industry. The Cost of Capital Yearbook is a respected annual publication, with quarterly updates available, that business valuation professionals use to conduct industry analyses. Originally published by Ibbotson, the yearbook is a key reference for professionals performing discounted cash flow analyses. Its calculated values, including five separate measures of cost of equity and weighted average cost of capital estimates, facilitate comparisons across more than 300 industries, by SIC code;

•	Our 2008 and 2009 business plans; and

•	Various other background information relating to our customers, markets and products.

     Guideline Public Company Method
     We compared our competitors’ weighted results to us for each of the following quantitative measures: last twelve months’ profit margins, size (determined using size premia) as it relates to the cost of capital, historical revenue growth, historical EBITDA growth, last fiscal year and historical asset returns and leverage. Qualitative variables were also considered such as pending lawsuits, regulatory problems and financial reporting issues. The comparisons result in several adjustments for each derived market multiple, which capture value that is not inherently embedded in a revenue multiple, the best example of which is two companies with similar sales levels may have different profitability levels.
     The market continues to recognize the industry’s strong performance and expected further growth. This is reflected in increased stock prices among our public peers and the expansion of valuation multiples.
     Guideline Transactions Method
     The price at which shares were sold to investors in June 2006 in connection with the sale of the Company and private placements of our stock in October 2006 were considered for our option grants through June 30, 2007. Market data as of June 2007 indicated significant market multiple expansion in the for-profit education industry, which coupled with consideration of the sale of one of our competitors, Laureate Education, Inc., in August 2007 indicated significant increases in value across the industry. Accordingly, an increased weight was given to the Laureate transaction for valuation dates after June 30, 2007.
     Discount Consideration
     Since the initial valuation analysis as of December 31, 2006, management has been clear that the intent and strategic direction of our shareholders was eventually to participate in a public offering. Based on the recent secondary sale of shares of our common stock and the intention of management/shareholders, we concluded that any liquidity or marketability adjustment would be minimal or immaterial.
COMMENT NO. 49:
     You disclose that time-based options generally vest over a five-year period. In your response letter, tell us how you applied the guidance in SFAS 123R in evaluating accrual of compensation expense over the service period. Also describe the buy back provisions of both time-based and performance-based options and tell us how you applied the guidance in the statement to these provisions.
RESPONSE:
Time-based options
     Under paragraph 44 of SFAS 123R, compensation expense for a stock option award is not recorded until it is probable that a performance condition will be achieved. There are two performance conditions for the time-based options that have not been satisfied even though options vested during the fiscal year ended June 30, 2007. First, shares of common stock received upon exercise are subject to a call right held by us. In the event that an employee voluntarily terminates his or her employment or is terminated for cause, the repurchase price would equal the lesser of the option exercise price or the current fair value of a share of common stock, which would preclude an employee from receiving value in excess of the exercise price.
     Secondly, in the event that we do not exercise our repurchase right or if a holder remains employed, the holder is prohibited from selling the shares of common stock received upon exercise of a stock option without our prior consent.
     The repurchase rights and limitation on sale transactions remain in existence until the earlier of occurrence of an initial public offering of a minimum amount of our stock or such earlier time as may be decided by our Board of Directors. Accordingly, the ability of an employee who exercises vested stock options to obtain fair value for the shares of common stock received upon exercise is controlled by us, the issuer of the stock options. We also respectfully advise the Staff that no holders of vested time-based stock options have exercised their options to date.
Performance-based options
     Performance-based options vest only if (i) one or more liquidity events occur, and (ii) the cash-on-cash return to certain of our shareholders resulting from the liquidity event(s) satisfies certain metrics set forth in the performance-based option agreement. Therefore, these awards include a performance condition (a liquidity event) and a market condition (the cash-on-cash return to certain of our shareholders). Due to the performance condition, no compensation cost will be recognized until a liquidity event which would result in vesting of the performance-based options is probable. In accordance with paragraph 48 of SFAS No. 123R, we incorporated the probability of the achievement of the market condition into the grant date fair value of the options, but did not adjust for the likelihood of the liquidity event as that is accounted for separately as a performance condition.
     Although the buy back provision also applies to the performance-based options, it currently has no impact because none of the outstanding options have vested.
COMMENT NO. 50:
     You disclose in Note 16 at page F-33 that company employees purchased shares of common stock at various dates during fiscal 2007. Please provide a schedule summarizing these sales and tell us how you estimated the fair value at each date. Also include any sales during fiscal 2008.

RESPONSE:
     We respectfully advise the Staff that we sold an aggregate of 190,000 shares of common stock to 80 employees and one director in October 2006 pursuant to a Voluntary Executive Common Stock Purchase Plan and 181,818 shares of common stock to our President and Chief Executive Officer in March 2007. The October 2006 purchase price of $50.00 per share was based on a contemporaneous private transaction while the $55.00 per share purchase price for the March 2007 stock sale was based on a contemporaneous third party valuation. We have not sold any shares of stock since the March 2007 transaction.
* * *
     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form S-1, please contact me at 412-562-0900 at your earliest convenience.

Sincerely,

EDUCATION MANAGEMENT CORPORATION

By:	/s/ Edward H. West

Edward H. West
Executive Vice President and
Chief Financial Officer